Mela Water Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mela Water Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 24, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	221,012	196,819
Accounts Receivable	660,529	235,108
Prepaid Expenses	219,577	1,273
Loan Receivable - Related Party	31,000	-
Inventory	2,297,252	730,945
Total Current Assets	3,429,370	1,164,144
Non-current Assets		
Vehicles, net of Accumulated Depreciation	17,647	20,918
Intangible Assets: Intellectual Property	265,000	265,000
Security Deposits	7,500	-
Total Non-Current Assets	290,147	285,918
TOTAL ASSETS	3,719,517	1,450,062
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	737,362	29,232
Line of Credit	249,458	-
Notes Payable - Related Party	506,900	33,400
Convertible Notes	150,000	1,688,736
Notes Payable	209,594	295,156
Deferred Revenue	964	-
Accrued Interest	36,411	-
Payroll and Sales Tax Payable	43,993	471
Total Current Liabilities	1,934,682	2,046,995
Long-term Liabilities		
Future Equity Obligations	4,958,027	-
Total Long-Term Liabilities	4,958,027	-
TOTAL LIABILITIES	6,892,709	2,046,995
EQUITY		
Common Stock	1,000	1,000
Paid-in Capital	276,893	276,893
Accumulated Deficit	(3,451,085)	(874,826)
Total Equity	(3,173,192)	(596,933)
TOTAL LIABILITIES AND EQUITY	3,719,517	1,450,062

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	5,744,325	1,393,997
Cost of Revenue	3,203,625	823,699
Gross Profit	2,540,700	570,297
Operating Expenses		
Advertising and Marketing	913,815	370,664
General and Administrative	2,800,751	969,637
Research and Development	7,287	3,408
Depreciation	8,793	3,272
Total Operating Expenses	3,730,646	1,346,980
Operating Income (loss)	(1,189,946)	(776,683)
Other Income		
Interest Income	7,746	5,297
Other	11,516	-
Total Other Income	19,262	5,297
Other Expense		
Interest Expense	188,550	35,731
Other	1,217,025	17,461
Total Other Expense	1,405,576	53,192
Earnings Before Income Taxes	(2,576,259)	(824,578)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,576,259)	(824,578)

Statement of Changes in Shareholder Equity

	Common Stock		Non-Voting Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	1,000,000	1,000	-	-	49,248	(50,248)	-
Paid-in Capital	-	-	-	-	227,645	-	227,645
Net Income (Loss)	-	-	-	-	-	(824,578)	(824,578)
Ending Balance 12/31/2022	1,000,000	1,000	-	-	276,893	(874,826)	(596,933)
Issuance of Stock	-	-	122,420	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(2,576,259)	(2,576,259)
Ending Balance 12/31/2023	1,000,000	1,000	122,420	-	276,893	(3,451,085)	(3,173,192)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,576,259)	(824,578)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	8,793	3,272
Accounts Payable and Accrued Expenses	708,130	29,198
Inventory	(1,566,307)	(730,945)
Accounts Receivable	(425,421)	(235,108)
Line of Credit	249,458	-
Prepaid Expenses	(218,304)	(1,239)
Accrued Interest	36,411	-
Deferred Revenue	964	-
Other	43,522	471
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,162,754)	(934,351)
Net Cash provided by (used in) Operating Activities	(3,739,014)	(1,758,928)
INVESTING ACTIVITIES		
Vehicle	(5,522)	(24,189)
Security Deposit	(7,500)	-
Loan Receivable - Related Party	(31,000)	-
Intellectual Property	-	(265,000)
Net Cash provided by (used by) Investing Activities	(44,022)	(289,189)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Parties	473,500	33,400
Proceeds/(Repayments) from/(of) Notes Payables	(85,562)	295,156
Proceeds from Future Equity Obligations	3,419,291	-
Proceeds from Convertible Notes	-	1,688,736
Paid-in Capital	-	227,645
Net Cash provided by (used in) Financing Activities	3,807,229	2,244,937
Cash at the beginning of period	196,819	-
Net Cash increase (decrease) for period	24,193	196,819
Cash at end of period	221,012	196,819

Mela Water Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mela Water Inc ("the Company") was formed in Delaware on September 10th, 2021. The Company generates revenue through the sale of its Mela branded watermelon water and HICO branded coconut water in the Americas. Our products are distributed primarily through club, food, drug, mass, convenience, e-commerce, and foodservice channels. Our products are also available in a variety of on-premise locations such as corporate offices, fitness clubs, airports, and educational institutions. We source our watermelon water from Vietnam, supported by thousands of watermelon farmers. We engage contract manufacturers, co-packers and third-party logistics providers to manufacture and distribute our products. Our fixed asset-lite model enhances production flexibility and capacity, and enables us to focus on our core in-house capabilities which include supplier management, logistics, sales and marketing, brand management and customer service.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Intellectual Property

On September 10th, 2021, the Company purchased all rights, interests, and SKUs to certain inventory along with vendor lists, customer lists, distributor lists, manufacturing lists, advertising materials, and other rights, interests, and equities in any Title required to conduct operations in exchange for $260,000. The Company does not see any indications of impairment of the intellectual property.

Inventory

The Company had an inventory balance of $2,297,252 as of December 31st, 2023, consisting of finished goods inventory of $1,797,319 and freight in inventory of $499,933. The Company values its inventory using the weighted average method of accounting.

Prepaid Expenses

The Company had prepaid expenses of $219,577 primarily consisting of prepaid inventory of $197,646.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Vehicle	8	24,051	(6,405)	-	17,647
Grand Total	**-**	**24,051**	**(6,405)**	**-**	**17,647**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Expenses

The Company incurred other expenses of $1,405,576 in 2023 consisting of $188,550 in interest expense and $1,217,025 primarily consisting of distributor buyouts.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Non-Voting Common Stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, January 1, 2022	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	-	$ -
Granted	122,420	$3.22
Vested	(122,420)	$3.22
Forfeited	-	$ -
Nonvested shares, December 31, 2023	-	$ -

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	-	$ -
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2022	-	$ -
Granted	37,405	$ 3.364
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2023	37,405	$ 3.364
Options exercisable, December 31, 2023	-	$ -

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2022	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	-	$ -
Granted	37,405	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2023	37,405	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company $70,000 in 2022. The amount is due on demand and does not accrue interest. The balance of the loan was $6,900 as of December 31st, 2023.

A related party loaned the Company $500,000. The amount is due on demand and does not accrue interest. The balance of the loan was $500,000 as of December 31st, 2023.

The Company loaned a related party $31,000 in 2023. The amount is due on demand and does not accrue interest.

The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a related party totaling $40,000 in 2022. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $533,333.33.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Other than what is disclosed below, the Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

On November 11, 2022, the Company received a letter from counsel representing a third party alleging that the Company's labeling practices and the inclusion of the word "Natural" on its label violated certain consumer protection laws. The Company never responded to the letter but removed the natural claim from its label. The Company has not received any further communications from the claimant since.

In November of 2023, the Company entered into a settlement agreement related to allegations of infringed work for which they paid the third party $15,000 and agreed to cease the use of the allegedly infringed work.

On March 14th, 2024, the Company entered into a confidential settlement agreement and release of claims agreement for claims against the Company asserting failure to maintain its website MelaWater.com, in an accessible manager. The Company was required to pay $5,750 and use good faith efforts to improve the accessibility of its website, including by using the Web Content Accessibility Guidelines 2.1 Level AA Standards.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the notes was 20%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued interest of $36k as of 2023 related to this note. The Company had a convertible note balance of $1,688,736 as of December 31st, 2022, but all convertible notes with the exception of the one note outstanding as of December 31st, 2023, were converted into SAFE agreements. See SAFE disclosure below.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $1M – 40M.

In June 2023, the Company entered into a growth line of credit agreement with an initial credit limit of $529,093 with an interest rate of EFFR + 11.5%. This LOC is fully secured by the Company's assets. The balance was $249,458 as of December 31, 2023. The amount was fully repaid in 2024.

In June of 2023, the Company received $268,500 in an unsecured short term loan from a customer to be paid back by reduced sales cost. The balance of this loan was $209,594 as of December 31st, 2023.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$1,115,952
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,690,000 Common Stock and 300,000 Non-Voting Common Stock both with a par value of $0.001 per share. 1,000,000 Common Stock shares were issued and outstanding as of 2022 and 2023, respectively. 122,420 Non-Voting Common Stock were issued and outstanding as of December 31st, 2023.

Voting: Common Stock stockholders are entitled to one vote per share. Non-Voting Common Stock stockholders are not entitled to vote.

Dividends: The holders of both Common Stock and Non-Voting Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000 Preferred Stock with a par value of $0.001 per share. No shares were issued and outstanding as of 2022 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 24, 2024, the date these financial statements were available to be issued.

The Company issued an additional $935,000 in SAFE notes at the same terms as disclosed in Note 5 – Liabilities and Debt.

The Company has entered into a convertible note agreement for the purposes of funding operations totaling $500,000. The interest on the notes is 8%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company entered into a merchant cash advance totaling $750,000. The Company received an initial $250,000 tranche, which requires weekly paybacks. The Company will receive an additional tranche of $500,000 in June. The agreement contains a maturity of 6 months and includes an APY of 13%.

The Company repaid in full the line of credit in 2024 which was $249,458 as of December 31st, 2023.

The Company repaid $106,900 in related party loans.

The Company received the full principal balance of $31,000 of its related-party loan receivable.

The short-term loan due to a customer was forgiven in exchange for common shares of equity.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.